Exhibit 6.7

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is entered into as of [●], 2019, (the “Effective Date”) by and between Direct Communication Solutions, Inc., a Delaware corporation (the “Company”) and Eric Placzek (“Executive”).

WHEREAS, Executive currently serves as Chief Technology Officer of the Company;

WHEREAS, Executive and the Company desire to enter into this Agreement and to set forth the terms and conditions of Executive’s continued employment with the Company.

NOW, THEREFORE, In consideration of the mutual covenants and obligations herein set forth, the parties hereto agree as follows:

1. Engagement; Nature of Duties. Executive shall continue to be employed by the Company and will have the title of Chief Technology Officer of the Company. Executive shall perform such duties as may be assigned to Executive from time to time by the Company’s Board of Directors (the “Board”) (or committee thereof) or the Company’s Chief Executive Officer (the “CEO”). The Executive shall devote the Executive’s full time and attention to the Executive’s duties hereunder; provided, however, that, with advance notice to the Board and subject to the Board’s prior written consent, the Executive shall be permitted to participate (including as a board member) in civic, charitable and religious organizations during the Employment Period. The Executive agrees to abide by the rules, regulations, and personnel practices and policies of the Company, as adopted and amended from time to time by the Company. The Executive shall report to the CEO, currently Christopher Bursey, or the CEO’s designee.

2. At Will Employment. Executive’s employment with the Company commenced on March 31, 2014 (the “Original Effective Date”). Executive’s employment under this Agreement will become effective on the Effective Date and shall continue at will until terminated in accordance with the provisions of Section 5 (the “Employment Period”), subject to Section 6.

3. Compensation and Benefits.

(a) Base Salary. During the Employment Period, the Company shall pay to Executive a base compensation (“Base Salary”) in the amount of One Hundred Seventy Three Thousand Dollars ($173,000) per annum, payable in periodic installments in accordance with the Company’s customary payroll practices in effect from time to time. Executive’s Base Salary shall be subject to all applicable withholdings and deductions. Executive’s Base Salary shall be subject to review no less frequently than annually.

(b) Bonus. During the Employment Period, Executive shall be eligible to participate in any executive bonus plan adopted by the Company (the “Annual Bonus”). The terms of such bonus plan and the payment of any bonuses to Executive shall be in the sole and absolute discretion of the CEO. Any Annual Bonus paid to the Executive shall be paid no later than March 15 of the year following the end of the calendar year to which with Annual Bonus relates.

(c) Expense Reimbursement. The Company shall reimburse Executive for any and all reasonable business expenses actually incurred by Executive in the performance of Executive’s duties during the Employment Period, provided that such expenses are incurred in accordance with any policies or directives of the Company regarding reimbursement of business expenses now or hereafter adopted by the Company, and subject to Executive providing appropriate supporting documentation, reasonably acceptable to the Company.

(d) Employee Benefits. During the Employment Period, Executive shall be permitted to participate in any regular health insurance and disability insurance programs maintained from time to time by the Company for the benefit of its senior-level executive employees generally, subject only to any eligibility or membership restrictions of such programs. Executive shall also have the right to participate in any and all benefit, retirement or insurance programs now or hereafter maintained by the Company for the benefit of its senior executive-level employees generally subject only to any eligibility or membership restrictions of such programs. Executive’s tenure with the Company for purposes of determining eligibility, payments and benefit levels under any Company benefit and welfare plan shall be based on Executive’s service date from the Original Effective Date.

4. Other Benefits.

(a) Equity Compensation. During the Employment Period, the Executive shall be eligible to participate in and receive equity grants under the Company’s 2017 Stock Plan (or any successor plan thereto) from time to time, at the discretion of the Board (or an authorized committee thereof) and in accordance with the terms and conditions of such plans and as may be established by the Board with respect to any grant.

(b) Indemnification and D&O Insurance. The Company shall indemnify the Executive and hold the Executive harmless to the fullest extent permitted by law against and in respect of any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including advancement of reasonable attorney’s fees), losses, and damages resulting from the Executive’s good faith performance of the Executive’s duties and obligations with the Company. The Company shall cover the Executive under directors’ and officers’ liability insurance both during and, while potential liability exists, after the expiration of the Employment Period in the same amount and to the same extent as the Company covers its other officers and directors.

5. Termination of the Employment Period. The employment of the Executive by the Company pursuant to this agreement shall terminate upon the occurrence of any of the following:

(a) By the Company for Cause. At the election of the Company, the Executive’s employment may be terminated for Cause. For purposes of this Agreement, “Cause” means (i) the Executive’s conviction of, or guilty plea to, a felony or a crime involving moral turpitude, (ii) the Executive’s commission of any crime involving fraud or material dishonesty in connection with the Executive’s employment by the Company, (iii) the Executive’s willful failure to substantially perform the Executive’s duties to the Company or a material breach of this Agreement, in each case after written notice to the Executive and the failure to cure within thirty (30) days thereafter (unless such act or omission, by its nature, may not be remedied or unless such act or omission arises in connection with Exhibit A to this Agreement), (iv) willful misconduct or gross negligence, or (v) breach of any code of conduct, code of ethics, securities trading policy or other material written policy of the Company.

(b) Death or Disability. Upon the death of the Executive or written notice by the company to the Executive of termination of the Executive for Disability (as defined below) given while the Executive remains Disabled. For purposes of this Agreement, “Disability” means (i) the Executive has been incapacitated by mental or physical injury or illness so as to be prevented thereby from engaging the performance of the Executive’s duties to the Company and (ii) such incapacity has continued for a period of one hundred eighty (180) consecutive days.

(c) By the Executive for Good Reason. At the Election of the Executive, for Good Reason, provided that the Executive provides the Company with written notice of any event alleged to constitute Good Reason within thirty (30) days of the occurrence of such event and the Company shall have sixty (60) days to cure in all material respects such Good Reason event(s) following the Company’s receipt of the Executive’s written notice of such Good Reason event(s). For purposes of this Agreement, “Good Reason” for termination shall mean a (i) a material change or reduction in the Executive’s authority, duties and responsibilities following a Change in Control; (ii) transfer of the Executive to another work location that is greater than 30 miles from Company’s current location; or (iii) material reduction in the Executive’s Base Salary (other than an across-the-board reduction affecting similarly situated senior executives of the Company). In all cases any termination by the Executive for Good Reason shall occur no later than six (6) months following the occurrence of the event giving rise to the Good Reason event.

(d) By the Company not for Cause; By the Executive without Good Reason. At the election of the Company for reasons other than Cause, or at the election of the Executive for reasons other than Good Reason, upon not less than thirty (30) days’ prior written notice of termination.

6. Effect of Termination. The Executive shall be entitled to receive the following payments in connection with a termination of Executive’s employment.

(a) In the event the Executive’s employment is terminated pursuant to Section 5(a), as a result of the Executive’s death or Disability pursuant to Section 5(b), or by the Executive pursuant to Section 5(d), the Company shall pay to the Executive (or the Executive’s designated representative or estate) the “Accrued Benefits,” which shall mean: (i) any earned by unpaid Base Salary pursuant to Section 3(a) through the last day of the Executive’s actual employment by the Company; (ii) any accrued but unused PTO in accordance with the terms of applicable law; (iii) any unreimbursed business expenses incurred through the last day of the Executive’s actual employment by the Company and reimbursable to the Executive pursuant to Section 3(c); and (iv) all other payments, benefits or fringe benefits to which the Executive is entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant pursuant to this Agreement; provided, however, the Company shall have no obligation to pay to the Executive any amounts pursuant to Section 3(b).

(b) In the event the Executive’s employment is terminated by the Executive pursuant to Section 5(c) or by the Company pursuant to Section 5(d), the Company shall pay or provide to the Executive: (i) the Accrued Benefits; (ii) any unpaid Annual Bonus with respect to the calendar year ending on or preceding the date of termination, which shall be payable at the same time such bonus would have been if the Executive were still employed with the Company and in accordance with Section 3(b); and (iii) an amount equal to fifty percent (50%) of the Executive’s then-current Base Salary (at the rate in effect prior to any reduction that constitutes Good Reason), payable in a lump sum on the sixtieth (60th) day following Executive’s termination of employment and (iv) payments of COBRA premiums for six (6) months following termination. In addition, all of Executive’s outstanding equity awards granted from and after the Effective Date shall become immediately vested for the portion that would have vested or become exercisable had employment continued through the next vesting date provided that the initial vesting date for such equity award occurred prior to the Executive’s termination date. The payments due to the Executive under clause (iv) shall begin on the sixtieth (60th) day after the date of termination and shall include any amounts due to be paid to the Executive prior to such date.

(c) The payments to be made or benefits to be provided to the Executive under Section 6(b), other than the Accrued Benefits: (i) shall be contingent upon the execution and non-revocation within sixty (60) days following termination of employment by the Executive of a general release of the Company, its affiliates, stockholders, directors, officers, employees and agents from any and all claims (other than claims for payments to be made or benefits to be provided) in the form used by the Company at the time of termination, and (ii) shall constitute the sole remedy of the Executive in the event of a termination of the Executive’s employment in the circumstances set forth in Section 6(b).

7. Treatment Upon a Change of Control.

(a) In the event of a termination of the Executive by the Company (or a successor thereto) pursuant to Section 5(d) or a resignation by the Executive pursuant to Section 5(c), in each case (x) upon the consummation of a Change of Control (as defined below) or (y) within the period beginning on the date of consummation of the Change of Control and ending on the first (1st) anniversary thereof, the Company shall pay or provide to the Executive: (i) the Accrued Benefits; (ii) any unpaid Annual Bonus with respect to the calendar year ending on or preceding the date of termination, which shall be payable at the same time such bonus would have been if the Executive were still employed with the Company and in accordance with Section 3(b); and (iii) an amount equal to one hundred percent (100%) of the Executive’s then-current Base Salary (at the rate in effect prior to any reduction that constitutes Good Reason), payable in a lump sum on the sixtieth (60th) day following Executive’s termination of employment: and (iv) payments of COBRA premiums for 12 months. In addition, all of Executive’s then-outstanding equity awards granted from and after the Effective Date shall become immediately vested (and to the extent stock options or stock appreciation rights, exercisable).

(b) For purposes of this Agreement, “Change in Control” shall mean (i) any acquisition of the Company by a Person (as defined below) not an Affiliate (as defined below) of the Company, by means of merger or other form of corporate reorganization in which the outstanding ownership interests of the Company are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring Person and in which the holders of the Company’s ownership interests hold less than fifty percent (50%) of the acquiring or surviving Person (other than a mere reincorporation transaction), (ii) the closing of the transfer from existing Company stockholders, in one transaction or a series of related transactions, to a Person or group of affiliated Persons, of the Company’s securities if, after such closing, such Person or group of affiliated Persons would hold more than fifty percent (50%) of the outstanding voting securities of the Company, (iii) a sale of all or substantially all of the assets of the Company by a Person not an Affiliate of the Company or (iv) individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least of majority of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of the office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors of other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board Directors. In no event shall a “Change of Control” include an initial public offering of the Company’s stock or a mere recapitalization transaction.

For purposes of this Agreement, an “Affiliate” means with respect to a specified Person, any Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person (as used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through ownership of voting securities, by contract or otherwise).

For purposes of this Agreement, a “Person” shall mean any individual, company, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company or other legal entity or organization.

8. Section 409A of the Code.

(a) Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits to be paid or provided to the Executive, if any, pursuant to this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A of the Internal Revenue Code of 1986, and the final regulations and any guidance promulgated thereunder (“Code Section 409A”) (such payments, collectively, the “Deferred Payments”) will be paid or otherwise provided until the Executive has a “separation from service” within the meaning of Code Section 409A.

(b) Notwithstanding anything to the contrary in this Agreement, if the Executive is a “specified employee” within the meaning of Code Section 409A at the time of the Executive's termination (other than due to death), then the Deferred Payments that are payable within the first six (6) months following the Executive’s separation from service, will become payable on the first payroll date that occurs on or after the date six (6) months and one day following the date of the Executive’s separation from service. Notwithstanding anything herein to the contrary, if the Executive dies following the Executive’s separation from service, but prior to the six- (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of the Executive's death. Each payment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(c) Any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments. If under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment.

(d) This Agreement is intended to be exempt from the requirements of Code Section 409A or compliant therewith so that none of the payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted accordingly. The Company and the Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to the Executive under Section 409A.

9. Code Section 280G/4999.

(a) Notwithstanding anything in this Agreement to the contrary, if any of the payment or payments or other benefit to the Executive (prior to any reduction below) provided for in this Agreement, together with any other payment or payments or other benefit which the Executive has the right to receive from the Company or any corporation which is a member of an “affiliated group” as defined in Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”), without regard to Section 1504(b) of the Code, of which the Company is a member (the “Payments”) would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), and if the Safe Harbor Amount (defined below) is greater than the Taxed Amount (defined below), then the total amount of such Payments shall be reduced to the Safe Harbor Amount. The “Safe Harbor Amount” is the largest portion of the Payments that would result in no portion of the Payments being subject to the excise tax set forth at Section 4999 of the Code (“Excise Tax”). The “Taxed Amount” is the total amount of the Payments (prior to any reduction, above) notwithstanding that all or some portion of the Payments may be subject to the Excise Tax. Solely for the purpose of comparing which of the Safe Harbor Amount and the Taxed Amount is greater, the determination of each such amount, shall be made on an after-tax basis, taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all of which shall be computed at the highest applicable marginal rate). If a reduction of the Payments to the Safe Harbor Amount is necessary, then the reduction shall occur in the following order unless the Employee elects in writing a different order (provided, however, that such election shall be subject to approval of the Company if made on or after the date on which the event that triggers the Payments occurs): (i) reduction of cash payments; then (ii) cancellation of accelerated vesting of stock or stock option awards; and then (iii) reduction of the Employee’s benefits. In the event that acceleration of vesting of stock or stock option award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of the Employee’s stock awards.

(b) Notwithstanding the foregoing, to the extent that the Company does not have any readily tradable public stock, and in the event that it shall be determined that any right to receive any Payment would not be deductible, in whole or part when aggregated with any other right, payment or benefit to or for the Executive under all other agreements or benefit plans of the Company, by the Company or the person making such payment or distribution or providing such right or benefit as a result of Section 280G of Code, the Company shall use its commercially reasonable best efforts to prepare and deliver to its stockholders the disclosure required by Section 280G(b)(5)(B) of the Code with respect to any Payments to obtain the approval of the Company’s stockholders in accordance with Section 280G(b)(5)(B) of the Code and the regulation codified at 26 C.F.R. §1.280G-1, and Executive shall use the Executive’s reasonable best efforts to cooperate in connection with such procedure (including, if required, executing a waiver of any Payments to which the Executive might otherwise be entitled that may be submitted for approval to such stockholders).

10. Obligations of Executive - Property Rights. As a condition to the entering into this Agreement by the Company, if not previously executed in conjunction with the Prior Agreement, Executive shall execute the Company’s Proprietary Information and Inventions Assignment Agreement in the form attached hereto as Exhibit A.

11. Non-Competition During Term. The Executive will not, during the Employment Period, engage in competition with the Company or any of its Affiliates, either directly or indirectly, in any manner or capacity, as advisor, principal, agent, affiliate, promoter, partner, officer, director, employee, stockholder, owner, co-owner, consultant or member of any association or otherwise, in any phase of the business of developing, manufacturing and marketing of products or services which are in the same field of use or which otherwise compete with the products or services or proposed products or services of the Company or any of its Affiliates.

12. Notices. Any notices delivered under this Agreement shall be deemed duly delivered four (4) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next-business day delivery via a reputable nationwide overnight courier service, in each case to the address of the recipient set forth below:

(a) If to the Company:

Direct Communication Solutions, Inc.
17150 Via Del Campo, Suite 200
San Diego, California 92127
Attention: Christopher Bursey, Chief Executive Officer

(b) If to the Executive:

At the last address in the Company’s records.

Either party may change the address to which notices are to be delivered by giving notice of such change to the other party in the manner set forth in this Section 12.

13. Entire Agreement and Modifications. This Agreement, including the exhibits hereto and the agreements expressly referred to herein, constitutes the entire understanding between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including, for the avoidance of doubt, the Prior Agreement. There are no warranties, representations or other agreements between the parties, in connection with the subject matter hereof, except as specifically set forth herein. No supplement, modification, waiver or termination of this Agreement shall be binding unless made in writing and executed by the party thereto to be bound.

14. Waivers. No delay or omission by the Company or the Executive in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company or the Executive on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

15. Withholding. All salary, bonus and other compensation payable to the Executive during the Employment Period shall be subject to applicable required deductions for state and federal withholding tax, social security and all other employment taxes and payroll deductions.

16. No Mitigation; No Offset. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement, nor shall the amount of any payment hereunder be reduced by any compensation earned by the Executive as a result of employment by a subsequent employer.

17. Survival of Agreement Provisions. All terms, conditions, provisions, covenants, agreements, representations and warranties made herein shall survive the performance by the parties hereto of their obligations hereunder, and the termination or expiration of this Agreement.

18. Severability. In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

19. Headings. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

20. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, notwithstanding the fact that one or more counterparts hereof may be executed outside of the state, or one or more of the obligations of the parties hereunder are to be performed outside of the state.

21. Dispute Resolution. Any dispute, difference or controversy arising under this Agreement shall be settled by arbitration. Any arbitration pursuant to this Section shall be held before a single neutral arbitrator selected from the roles of the American Arbitration Association pursuant to the Commercial Arbitration Rules. The arbitrator shall interpret and construe this Agreement in accordance with,and shall be bound by the laws of the State of California. Any arbitration shall take place in San Diego, California or at such other location as the parties may agree upon, according to the American Arbitration Association’s Commercial Arbitration Rules now in force and hereafter adopted. The arbitrator shall make any award in accordance with and based upon all the provisions of this Agreement and judgment upon any award rendered by the arbitrator shall be entered in any court having jurisdiction thereof. The fees and disbursements of such arbitrator shall be borne equally by the parties, with each party bearing its own expenses for counsel and other out-of-pocket costs.

22. Execution and Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument. This Agreement may be executed and delivered by facsimile, email/pdf format or other electronic means and each party may fully rely upon such execution and delivery.

23. Covenant of Further Assurances. All parties to this Agreement shall, upon request, perform any and all acts and execute and deliver any and all certificates, instruments and other documents that may be necessary or appropriate to carry out any of the terms, conditions and provisions hereof or to carry out the intent of this Agreement.

24. Remedies Cumulative. Each and all of the several rights and remedies provided for in this Agreement shall be construed as being cumulative and no one of them shall be deemed to be exclusive of the others or of any right or remedy allowed by law or equity, and pursuit of any one remedy shall not be deemed to be an election of such remedy, or a waiver of any other remedy.

25. Binding Effect. This Agreement shall inure to the benefit of and be binding upon all of the parties hereto and their respective executors, administrators, successors and permitted assigns. The Company may assign all or part of its rights hereunder to any of its subsidiary or its parent company, in which case the Services shall be rendered to such assignee.

26. Compliance with Laws. Nothing contained in this Agreement shall be construed to require the commission of any act contrary to law, and whenever there is a conflict between any term, condition or provision of this Agreement and any present or future statute, law, ordinance or regulation contrary to which the parties have no legal right to contract, the latter shall prevail, but in such event the term, condition or provision of this Agreement affected shall be curtailed and limited only to the extent necessary to bring it within the requirement of the law, provided that such construction is consistent with the intent of the parties as expressed in this Agreement.

27. Gender. As used in this Agreement, the masculine, feminine or neuter gender, and the singular or plural number, shall be deemed to include the others whenever the context so indicates.

28. Third Party Benefit. Nothing contained in this Agreement shall be deemed to confer any right or benefit on any person who is not a party to this Agreement.

29. Construction; Representation by Counsel. The parties hereby represent that they have each been advised by independent counsel with respect to their rights and obligations hereunder. This Agreement shall be construed and interpreted in accordance with the plain meaning of its language, and not for or against either party, and as a whole, giving effect to all of the terms, conditions and provisions hereof.

30. Injunctive Relief; Specific Performance. Executive hereby expressly agrees and acknowledges that a breach by Executive of any of Executive’s obligations under Paragraph 11 hereof would result in severe and irreparable injury to the Company, which injury could not be adequately compensated by an award of money damages, and Executive therefore agrees and acknowledges that the Company shall be entitled to injunctive relief in the event of any such breach of this Agreement, or to enjoin or prevent such a breach. Executive further expressly waives any requirement or obligation of the Company to post any bond or provide any other security in connection with obtaining such injunctive relief.

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IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

“Company”

Direct Communication Solutions, Inc.,
a Delaware corporation

By:
Name:
Title:

“Executive”

Eric Placzek

Exhibit a

Proprietary Information and Inventions Assignment Agreement